# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 29, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Tangoe, Inc.

### File No. 333-166123 - CF#25071
_____

Tangoe, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 16, 2010, as amended.

Based on representations by Tangoe, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.24 | through June 30, 2012 |
| Exhibit 10.35 | through December 31, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Maryse Mills-Apenteng
Special Counsel